Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

October 25, 2007

RE:      AEP Texas Central Transition Funding II LLC
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No.  333-136787-01

Responses to the comment letter dated October 11, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Form 10-K are provided herewith, including the text of the Staff’s comments.

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Form 10-K

Signatures

1.
We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity.  Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Stephan T. Haynes is the senior officer in charge of the servicing function.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certifications.  See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Response:

In future filings, we will revise the signature block of our Form 10-K to clearly indicate that Stephan T. Haynes is the senior officer in charge of the servicing function and will make corresponding changes to our certifications pursuant to Rule 13a-14(d)/15d-14(d).

2.
We note that the servicer did not assess compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB.  While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iv) and d(2)(vi) were deemed not applicable.

Response:

We believe Item 1122(d)(1)(iv) is inapplicable to this offering because rules promulgated by the Public Utility Commission of Texas impose credit standards on retail electric providers who handle customer collections and govern performance requirements of utilities, including AEP Texas Central Company (“TCC”) in its role as servicer.

We believe Item 1122d(2)(vi) is inapplicable because all transfers of funds are made by wire transfer. There are no checks associated with the relevant bank account.

We further note that our previous filings in connection with Registration Statement No. 333-136787 included a copy of our Servicing Agreement, which includes a form of Servicer’s Certificate listing the servicing criteria set forth in Item 1122 of Regulation AB and describing the reasons we believe compliance therewith is or is not applicable to our offering, including our belief that the criteria set forth in subparagraphs (d)(1)(iv) and (d)(2)(vi) are not applicable thereto.

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TCC acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) TCC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (614-716-1648) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
c:  John Stickel, Attorney Advisor